THE BANK OF NEW YORK MELLON
919 Congress Avenue
Austin, Texas 78701
September 23, 2010
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	BP Prudhoe Bay Royalty Trust Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 1-10243
Dear Mr. Schwall:
     As Trustee of the BP Prudhoe Bay Royalty Trust (the “Trust”), The Bank of New York Mellon is responding to your letter dated August 20, 2010 in which the Staff of the Division provided the Trust with certain comments concerning the above-captioned filing (the “2009 Form 10-K”). Our responses, as Trustee on behalf of the Trust, to the Staff’s comments are indicated below. For convenience of reference, we are setting forth the text of each comment, followed by the Trust’s response.
Reserve Estimates, page 17
     As a preface to the Trust’s responses to Staff comments 1 through 4 below, the Trustee respectfully maintains that, while it is necessary and appropriate for the Trust to provide material information concerning the oil and gas producing activities of BP Exploration (Alaska) Inc. (“BP Alaska”) sufficient to permit investors in the Trust Units to evaluate the merits and risks of their investment, strict compliance with all of the requirements of Items 1202 through 1208 of Regulation S-K would not serve this objective and would result in the provision of a body of irrelevant, immaterial information that could, potentially, obscure investors’ understanding of more pertinent facts. Although the Trust’s operations and financial condition depend upon oil producing activities of BP Alaska, the Trust, as such does not engage, directly or indirectly, in oil or gas producing activities. The property of the Trust consists of an overriding royalty interest that entitles the Trust to a royalty on 16.4246% of the lesser of (i) the first 90,000 barrels of the average actual daily net production of crude oil and condensate per quarter from the working interest of BP Alaska as of February 28, 1989 in the Prudhoe Bay oil field or (ii) the average actual daily net production of crude oil and condensate per quarter from that working interest. The Trust’s royalty interest is a non-operational interest in minerals. The Trust does not directly or indirectly own any working interests. It does not have the right to take oil and gas in kind, nor does it have any right to take over operations or to share in any operating decision with respect to BP Alaska’s working interest in the Prudhoe Bay field. The only material operations conducted by the Trust in its own right consist of receiving quarterly royalty payments from BP Alaska and distributing the payments received, after deducting the Trustee’s expenses, pro rata to the Trust Unit holders.

Securities and Exchange Commission
September 23, 2010

STAFF COMMENT 1
1.	Please disclose and describe the internal controls you use in your reserves estimation effort. See Item 1202(a)(7) of Regulation S-K.
TRUST RESPONSE
     For the reasons indicated above, the Trust does not have any part in the preparation of reserve estimates relating to the Prudhoe Bay field, but receives pertinent information relating to the reserves allocated to the Trust from BP Alaska. The Trustee’s review of the reserve information provided by BP Alaska is included within the general disclosure control environment described in Item 9A of the 2009 Form 10-K. Nevertheless, for the purpose of achieving substantive compliance with Item 1202(a)(7) of Regulation S-K, the Trust proposes, if the Staff concurs, to amend the fourth paragraph of the text under the heading “THE PRUDHOE BAY UNIT AND FIELD — Reserve Estimates” in Item 1 of the 2009 Form 10-K to read as indicated in Annex A attached to this letter. (Changes to the text of this and other sections proposed to be amended are marked in bold face type for the convenience of the Staff.)
STAFF COMMENT 2
2.	We note that your proved undeveloped reserves (“PUDs”) increased from 8.858 million barrels as of December 31, 2008 to 11.067 million barrels as of December 31, 2009 after approximately 10.8 million barrels of PUDs allocated to you were converted to proved developed reserves in 2009. Please describe the reasons for the material changes in PUD balances, such as drilling activity, improved recovery, extensions or discoveries.
TRUST RESPONSE
     The statement in the 2009 Form 10-K that 10.8 million barrels of proved undeveloped reserves were converted to proved developed reserves erroneously refers to the volume contained in the working interest upon which the Trust’s royalty interest is calculated and not to the volume actually allocated to the Trust. The portion of the 10.8 million barrels actually allocated to the Trust is 1.5 million barrels. Of the 1.5 million barrels of PUDs converted to proved developed reserves in 2009, 1.75 million barrels are attributable to drilling activity and (0.25) million barrels are attributable to a post-drilling analysis of PUD estimates made in 2007 to account for actual drilling results. The Trust proposes to amend the fourth paragraph of the text under the heading “THE PRUDHOE BAY UNIT AND FIELD — Reserve Estimates” in Item 1 of the 2009 Form 10-K as indicated in Annex A to correct the number of PUDs converted to proved developed reserves.
STAFF COMMENT 3
3.	Please discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures. See Item 1203(c) of Regulation S-K.
TRUST RESPONSE
     If the Staff concurs, the Trust proposes to amend the fourth paragraph of the text under the heading “THE PRUDHOE BAY UNIT AND FIELD — Reserve Estimates” in Item 1 of the 2009 Form 10-K as indicated in Annex A. That paragraph discusses the conversion of proved undeveloped reserves to proved developed reserves during 2009 and the activities responsible for the conversion. The Trustee

Securities and Exchange Commission
September 23, 2010

respectfully advises the Staff that the information required by Item 1203(c) of Regulation S-K with respect to capital expenditures relating specifically to the tracts subject to the Trust’s royalty interest is not available from BP Alaska. General information concerning BP Alaska’s capital spending in Alaska is provided in Item 1A — RISK FACTORS of the 2009 Form 10-K.
STAFF COMMENT 4
4.	We note that you have not included much of the disclosure required by Items 1205 to 1208 of Regulation S-K. Please explain to us your basis for not providing such disclosure.
TRUST RESPONSE
     Items 1205 and 1206: If the Staff concurs, the Trust proposes to amend the text under the heading “THE PRUDHOE BAY UNIT AND FIELD — Historical Production” in Item 1 of the 2009 Form 10-K as indicated in Annex A to include information concerning productive wells drilled in the Prudhoe Bay field during 2007 — 2009. Material exploratory and development activities in the field have been completed. Information concerning BP Alaska’s drilling activities in the Prudhoe Bay field as of the end of 2009 is not available to the Trustee and the Trustee believes that the information, if available, would be of marginal relevance to an investor in the Units since there is only a tangential, conditional relationship between drilling activities in the field and Unit investors’ entitlement to a royalty with respect to a capped volume of production of crude oil and condensate from the leases subject to the royalty interest.
     Item 1207: The Trustee respectfully submits that Item 1207 of Regulation S-K is not applicable, since the payments received by the Trust are based exclusively on a percentage of the first 90,000 barrels of the average actual daily net production of crude oil and condensate from the leases subject to the overriding royalty conveyance. There is no relationship between any delivery commitments of BP Alaska and the other owners of the working interests in the Prudhoe Bay field and the Trust’s entitlement to the prescribed royalty payments.
     Item 1208: The Trustee respectfully submits that Item 1208 of Regulation S-K is not applicable, by definition, since the Trust does not directly or indirectly own any working interests. However, if the Staff concurs, the Trust proposes to amend the text under the heading “THE PRUDHOE BAY UNIT AND FIELD — The Prudhoe Bay Field” in Item 1 of the 2009 Form 10-K to provide information concerning the gross acreage subject to the Trust’s royalty interest as indicated in Annex A.
Risk Factors, page 22
STAFF COMMENT 5
5.	We note your statement that “[t]his Item describes several such risks and uncertainties, but not necessarily all of them.” Please eliminate the suggestion in the introductory paragraph that you have not included all material risks in this section.
TRUST RESPONSE
     The Trust proposes to amend the 2009 Form 10-K to delete the preamble to Item 1A and the suggestion that all material risks known to the Trustee have not been set forth in the Item.

Securities and Exchange Commission
September 23, 2010

Liquidity and Capital Resources, page 27
STAFF COMMENT 6
6.	Please provide a more detailed discussion of the changes in the cash balances of the trust corpus, including a discussion of the increases or decreases in the various line items in the Statements of Changes in Trust Corpus contained in the financial statements.
TRUST RESPONSE
     If the Staff concurs, the Trust proposes to amend the text under the captions “2009 compared to 2008” and “2008 compared to 2007” as set forth in Annex B to this letter to provide a more detailed comparison, in tabular form, and analysis of line items in the statements of cash earnings and distributions and statements of changes in trust corpus.
Exhibit 31, Certification
STAFF COMMENT 7
7.	We note that you do not provide the certification required by part 4(b) of Item 601(b)(31)(i) of Regulation S-K regarding the trustee’s responsibility for designing internal controls over financial reporting. Given your status as a large accelerated filer and the inclusion of the trustee’s report on internal control over financial reporting pursuant to Item 308(a) of Regulation S-K, please revise your certifications to include paragraph 4(b) of Item 601(b)(31)(i).
TRUST RESPONSE
     The certification required by part 4(b) of Item 601(b)(31)(i) of Regulation S-K was omitted from the certificate filed as Exhibit 31 to the 2009 Form 10-K as the result of a clerical error. We respectfully ask the Staff to note that the certificates subsequently filed by the Trust with the Trust’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010 contain the requisite certification. The Trustee will ensure that future certifications filed by the Trust with any future Form 10-K comply fully with the requirements of Item 601(b)(31)(i) of Regulation S-K.
Exhibit 99.1
STAFF COMMENT 8
8.	Please provide a discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves. See Item 1202(a)(8)(vi) of Regulation S-K.
TRUST RESPONSE
     Miller and Lents, Ltd. have requested the Trustee to ask the Staff to review the third to last paragraph of their report and also to advise the Staff that they are not aware of any existing or pending federal or state regulations that would materially affect the ability of BP Alaska to recover the estimated reserves in the Prudhoe Bay field.

Securities and Exchange Commission
September 23, 2010

____________________
     The Trustee understands and acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the 2009 Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2009 Form 10-K; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please provide copies of any further communications concerning this matter to: Richard Bourgerie, Esq., Emmet, Marvin & Martin, LLP, 120 Broadway, New York, New York 10271. Telephone: (212) 238-3027. Facsimile: (212) 238-3100. Email: rbourgerie@emmetmarvin.com.

Very truly yours, THE BANK OF NEW YORK MELLON, as Trustee
By:	/s/ Mike Ulrich
Mike Ulrich
Vice President

cc:	Sean Donahue Alexandra M. Ledbetter

ANNEX A
THE PRUDHOE BAY UNIT AND FIELD
* * *
The Prudhoe Bay Field
     The Prudhoe Bay field is located on the North Slope of Alaska, 250 miles north of the Arctic Circle and 650 miles north of Anchorage. The Prudhoe Bay field extends approximately 12 miles by 27 miles and contains nearly 150,000 gross productive acres. Approximately 45% of the acreage within the field is subject to the Royalty Interest granted to the Trust by the Conveyance. The Prudhoe Bay field, which was discovered in 1968 by BP and others, has been in production since 1977 and is the largest producing oil field in North America. As of December 31, 2009, approximately 11.2 billion barrels of oil and condensate had been produced from the Prudhoe Bay field.
* * *
Historical Production
     Production from the Prudhoe Bay field began on June 19, 1977, with the completion of the Trans-Alaska Pipeline System (“TAPS”). As of December 31, 2009 there were about 1,037 active producing oil wells, 32 gas reinjection wells, 216 water injection wells and 33 water and miscible gas injection wells in the Prudhoe Bay field. Production wells drilled in the field during the three years ended December 31, 2009 were: 44 in 2007; 49 in 2008; and 57 in 2009. No exploratory drilling activities were conducted in the field during the three-year period. Production from the Prudhoe Bay field reached a peak in 1988 and has declined steadily since then. The average well production rate was about 293 barrels per day in 2005, 223 barrels per day in 20061, 232 barrels per day in 2007, 232 barrels per day in 2008 and 243 barrels per day in 2009.
     BP Alaska’s share of the hydrocarbon liquids production from the Prudhoe Bay field includes oil, condensate and natural gas liquids. Using the production allocation procedures from the Prudhoe Bay Unit Operating Agreement, the Prudhoe Bay field’s total production and the net share of oil and condensate (net of State of Alaska royalty) allocated to the 1989 Working Interests have been as follows during the past five years:

	Oil		Condensate
		Net to 1989		Net to 1989
Calendar		Working		Working
year	Total field	Interests	Total field	Interests
	(thousand barrels per day)
2005	228.9	101.5	96.4	11.7
2006	173.9	77.1	76.7	9.3
2007 (a)	184.1	81.6	77.9	9.4
2008	192.7	85.4	69.4	8.4
2009	189.1	83.9	63.0	7.6

[1]	The August 2006 partial shutdown of the Prudhoe Bay Unit caused a temporary impact on production from the east side of the Unit.

(a)	2007 production figures reported in the Trust’s Annual Report on Form 10-K for the year ended December 31, 2007 have been revised to reflect actual production for the year.
* * *
Reserve Estimates
     Proved oil reserves attributable to the 1989 Working Interests at December 31, 2009 are those quantities of oil which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from 2009 forward from known reservoirs and under existing economic conditions, operating methods and government regulations. Estimates of proved reserves are inherently imprecise and subjective and are revised over time as additional data become available. Such revisions often may be substantial. BP Alaska’s reserve estimates and production assumptions and projections are predicated upon a reasonable estimate of the allocation of hydrocarbon liquids between oil and condensate according to the procedures of the Prudhoe Bay Unit Operating Agreement. Oil and condensate are physically produced in a commingled stream of hydrocarbon liquids. The allocation of hydrocarbon liquids between the oil and condensate from the Prudhoe Bay field is a theoretical calculation performed in accordance with procedures specified in the Prudhoe Bay Unit Operating Agreement. Under the terms of an Issues Resolution Agreement entered into by the Prudhoe Bay Unit owners in October 1990, the allocation procedures have been adjusted to generally allocate condensate in a manner which approximates the anticipated decline in the production of oil until an agreed original condensate reserve of 1,175 million barrels has been allocated to the working interest owners.
     There is no precise method of forecasting the allocation of reserve volumes to the Trust. The Royalty Interest is not a working interest and the Trust is not entitled to receive any specific volume of reserves from the 1989 Working Interests. The reserve volumes attributable to the 1989 Working Interests are estimated using an allocation of reserve volumes based on estimated future production and the average WTI Price, and assume no future movement in the Consumer Price Index and no changes to the procedure for calculating Production Taxes. The estimated reserve volumes attributable to the Trust will vary if different estimates of production, prices and other factors are used. Even if expected reservoir performance does not change, the estimated reserves, economic life, and future revenues attributable to the Trust may change significantly in the future. This may result from changes in the WTI Price or from changes in other prescribed variables utilized in calculations defined by the Overriding Royalty Conveyance.
     The reserves attributable to the 1989 Working Interests constitute only a part of the overall reserves in the Prudhoe Bay Unit. BP Alaska has estimated that the net remaining proved reserves allocated to the Trust as of December 31, 2009 were 68.144 million barrels of oil and condensate, of which 57.077 million barrels are proved developed reserves2 and 11.067 million barrels are proved undeveloped reserves3. Approximately 1.5 million barrels (net) of proved undeveloped reserves allocated to the Trust were converted into proved developed reserves during 2009 and approximately 2.2 million barrels (net) of proved undeveloped reserves allocated to the Trust were added during 2009 as a result of planned drilling activity. There were no contributions to proved undeveloped reserves from extensions or discoveries during 2009. To the extent that the estimated volumes of proved undeveloped reserves include reserves the development of which is scheduled to commence after five years, the inclusions are based on a development plan which calls for drilling wells

[2]	Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well.

[3]	Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

over an extended period of time given the magnitude of the development. BP has a historical record of completing comparable projects. ~~Approximately 10.8 million barrels (net) of proved undeveloped reserves allocated to the Trust were converted into proved developed reserves during 2009.~~ Based on the 2009 twelve-month average WTI Price4 of $61.18 per barrel, other economic parameters prescribed by the Conveyance, and utilizing procedures specified in Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 932, Extractive Activities — Oil and Gas, BP Alaska calculated that as of December 31, 2009 production of oil and condensate from the proved reserves allocated to the 1989 Working Interests will result in estimated future net revenues to the Trust of $1,331 million, with a present value of $836.6 million.
     The internal controls applicable to the foregoing estimates of the reserves allocated to the Trust are those employed by BP, which provides the information to the Trustee. BPAlaska has advised the Trustee that ~~Mike Smith,~~ BP’s Segment Reserves Authority, is the petroleum engineer primarily responsible for overseeing the preparation of the reserve estimate. He has over 35 years of diversified industry experience with the past ten years spent as the head of the reservoir management function within BP. He is a member of the Society of Petroleum Engineers and the Institute of Materials, Minerals and Mining. The Trust employs Miller and Lents, Ltd., an international oil and gas consulting firm, to conduct an annual review of BP Alaska’s estimates of the proved reserves allocated to the Trust, estimated future net revenues to the Trust, and the remaining period of economic production from the Prudhoe Bay field ~~have been reviewed by Miller and Lents, Ltd., an international oil and gas consulting firm, as set forth in their report which.~~ A copy of the February 2010 report of Miller and Lents, Ltd. is filed as Exhibit 99 to this report
     BP Alaska has undertaken a program of field-wide infrastructure renewal, pipeline replacement, and mechanical improvements to wells. As a consequence of these activities and their required downtime, and the natural production declines discussed above under “Historical Production,” BP Alaska’s net production of oil and condensate allocated to the Trust from proved reserves was less than 90,000 barrels per day on an annual basis in 2008 and 2009. BP Alaska anticipates that its average net production of oil and condensate allocated to the Trust from proved reserves will be below 90,000 barrels per day on an annual average basis most future years. The occurrence of major gas sales could accelerate the decline in net production, due to the consequent decline in reservoir pressure. See Item 1A, “RISK FACTORS.” Based on the 2009 twelve-month average WTI Price of $61.18 per barrel, current Production Taxes, and the Chargeable Costs adjusted as prescribed by the Overriding Royalty Conveyance, it is estimated that royalty payments to the Trust will continue through the year 2023. BP Alaska expects continued economic production from the Prudhoe Bay field at a declining rate through 2060; however, for the economic conditions and production forecast as of December 31, 2009 the Per Barrel Royalty will be zero following the year 2023.
     BP Alaska is under no obligation to make investments in development projects which would add additional non-proved resources to proved reserves and cannot make such investments without the concurrence of the Prudhoe Bay Unit working interest owners. The Prudhoe Bay Unit working interest owners regularly assess the technical and economic attractiveness of implementing projects to increase Prudhoe Bay Unit proved reserves. See Item 1A, “RISK FACTORS,” below.
     In the event of changes in BP Alaska’s current assumptions, oil and condensate recoveries may be reduced from the current estimates, unless recovery projects other than those included in the current estimates are implemented.

[4]	The unweighted arithmetic average of the WTI Price on the first day of each month during the year.

ANNEX B
2009 compared to 2008
     As explained in Note 2 of Notes to Financial Statements below, the financial statements of the Trust are prepared on a modified cash basis and differ from financial statements prepared in accordance with generally accepted accounting principles, in that (a) revenues are recorded when received (generally within 15 days of the end of the preceding quarter) and distributions to Trust Unit holders are recorded when paid and (b) Trust expenses are recorded on an accrual basis. As a consequence, Trust royalty revenues for the fiscal year are based on Royalty Production during the twelve months ended September 30 of the preceding fiscal year.

		Increase (decrease)
	2009	Amount	Percent	2008
	(Dollar amounts, except WTI Prices, in thousands)
Average WTI Price*	$57.28	$(50.66)	(46.9)	$107.94
Royalty revenues	$130,014	$(122,284)	(48.5)	$252,298
Cash earnings	$158,033	$(92,501)	(36.9)	$250,534
Cash distributions	$128,575	$(121,950)	(48.7)	$250,525
Administrative expenses	$1,459	$(338)	(18.8)	$1,797
Accrued expenses	$211	$(67)	(24.1)	$278
Trust corpus at year end	$32,273	$27,516	578.4	$4,757

*	12 months ended September 30, 2008 and 2007
     WTI Prices fell precipitously during the fourth quarter of 2008, from an average of approximately $104 per barrel during September 2008 to an average of approximately $41 per barrel during December 2008. WTI Prices then rose gradually during the first three quarters of 2009, reaching a high average monthly price of approximately $71 during August 2009. The sharp drop in average WTI Prices for the twelve months ended September 30, 2009 had a corresponding effect on royalty revenues during the twelve months ended December 31, 2009. Approximately 19% of the Trust’s cash earnings during 2009 represents a $29,474,000 payment from BP Alaska received by the Trust in December 2009 in settlement of certain claims that arose from the 2006 partial shutdown of the Prudhoe Bay Unit (see Note 7 of Notes to Financial Statements in Item 8). Cash distributions during 2009, however, exclude the settlement payment, which was distributed to Unit holders with the regular quarterly distribution on January 15, 2010. Production Taxes charged against the Per Barrel Royalty during the twelve months ended September 30, 2009 declined approximately 73% from the preceding twelve-month period as a result of the progressivity feature of the 2007 ACES amendments to the Alaska oil and gas tax statutes (see “THE ROYALTY INTEREST — Production Taxes” in Item 1). The decrease in trust administrative expenses during the year ended December 31, 2009 is principally due to declining legal fees and expenses. The increase in trust corpus at year end reflects the undistributed settlement payment referred to above, net of amortization of the royalty interest (see Note 2 of Notes to Financial Statements in Item 8).

B-1

2008 compared to 2007

		Increase (decrease)
	2008	Amount	Percent	2007
	(Dollar amounts, except WTI Prices, in thousands)
Average WTI Price*	$107.94	$43.28	66.9	$64.66
Royalty revenues	$252,298	$74,980	42.3	$177,318
Cash earnings	$250,534	$74,822	42.6	$175,712
Cash distributions	$250,525	$74,812	42.6	$175,713
Administrative expenses	$1,797	$110	7.1	$1,678
Accrued expenses	$278	$(165)	(37.3)	$443
Trust corpus at year end	$4,757	$(1,835)	(27.8)	$6,592

*	12 months ended September 30, 2007 and 2006
     WTI Prices rose rapidly during the fourth quarter of 2007 and throughout the first half of 2008, reaching a high of over $145 per barrel early in July 2008 before receding to an average of approximately $104 per barrel during September 2008. The increases in WTI Prices during the twelve months ended September 30, 2008 caused royalty revenues and cash earnings to rise during the twelve months ended December 31, 2008 above those received during the twelve months ended December 31, 2007, but the higher tax rates imposed by ACES, imposed a significant burden on Per Barrel Royalties. Production taxes charged against the average Per Barrel Royalty were approximately 264% higher with respect to the twelve months ended September 30, 2008 than during the twelve months ended September 30, 2007. An increase in trust administrative expenses during 2008 was principally due to legal fees and expenses related to litigation and other issues arising from the 2006 shutdown of the Prudhoe Bay field. The decrease in trust corpus from 2007 to 2008 resulted principally from the regular annual amortization of the royalty interest (see Note 2 of Notes to Financial Statements in Item 8).

B-2